[redacted]

13014268

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 4 - 2013
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400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tower Square Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Martinez 813-983-5366
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

201 East Kennedy Blvd Suite 1200	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

KJ 3/9

TOWER SQUARE SECURITIES, INC.
(SEC. I.D. No. 8-13752)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 E. Kennedy Blvd.
Tampa, FL 33602-5827
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of

Tower Square Securities, Inc.

We have audited the accompanying statement of financial condition of Tower Square Securities, Inc. (the "Company"), an indirect wholly-owned subsidiary of MetLife, Inc. ("MetLife"), as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tower Square Securities, Inc. at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Portions of the accompanying financial statements have been prepared from the separate records maintained by MetLife and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from home-office items applicable to the Company as a whole.

Deloitte + Touche LLP

February 28, 2013

TOWER SQUARE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 4,572,629
Cash segregated pursuant to federal regulations	3,071,360
Commissions and fees receivable	2,359,572
Receivable from brokers and clearing organizations	593,756
Securities owned, at fair value	6,251,027
Receivable from affiliates	1,493,318
Secured demand note receivable	33,000,000
Deferred tax asset, net	1,750,894
Other assets	301,486
TOTAL ASSETS	$ 53,394,042
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 2,301,976
Due to affiliates	445,600
Deferred compensation plan payable to representatives	7,486,611
Accrued expenses and other liabilities	718,624
	10,952,811
Note payable under subordinated secured demand note collateral agreement	33,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	100,000
Additional paid-in capital	74,548,141
Accumulated deficit	(65,206,910)
Total stockholder's equity	9,441,231
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 53,394,042

See notes to statement of financial condition.

1. ORGANIZATION

Tower Square Securities, Inc. (the "Company") is an indirect wholly owned subsidiary of MetLife Insurance Company of Connecticut ("MICC"), which is a direct wholly owned subsidiary of MetLife, Inc.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a licensed insurance agency.

The Company contracts with independent licensed brokers to sell securities and other investment products, on a principal and agency basis, to retail (individual) investors. The Company also sells variable annuity and variable life products issued by affiliated and unaffiliated insurance carriers.

The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing LLC ("Pershing") and as agent directly with mutual fund companies, insurance companies and investment advisers. In connection with the sale of mutual funds, the Company receives fees under Rule 12b-1 of the Investment Company Act of 1940.

"MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation – The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Financial Statements – The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included in cash equivalents are $2,507,318 of money market funds held at Pershing and at Wachovia Bank. Substantially all the remaining balance is cash on deposit with JPMorgan Chase.

Cash Segregated Pursuant to Federal Regulations – The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. The cash is held at JPMorgan Chase.

Fair Value – As described below, certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. In addition, the notes to this statement of financial condition include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Fair Value of Securities Owned – Securities owned are measured and reported at fair value on a recurring basis on the Company's statement of financial condition. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation. At December 31, 2012, the Company's securities owned consisted of $5,486,168 of securities categorized in Level 1, comprising exchange traded funds with quoted prices available in active markets, and $764,859 of securities categorized in Level 2, comprising open end mutual funds and cash and cash equivalents include $2,507,318 in money market funds that are also categorized in Level 1.

Revenue Recognition – Brokerage transactions and related commission revenue and expense are recorded on a trade date basis. Mutual fund fees are accrued based on the level of client and firm assets invested in the mutual fund. Investment advisory fee revenues are recorded on an accrual basis based upon assets under management. Marketing support fees earned are recorded over the period of the related agreement. Securities owned transactions are recorded on a trade date basis.

The Company recognizes first year commission revenue and related commission expense upon the satisfactory completion of the application process for the purchase of variable annuity and variable life products. Renewal commission revenues and related commission expenses are recognized on an accrual basis.

Income Taxes – The Company filed a stand-alone federal income tax return for the years 2005 through 2010. Pursuant to Internal Revenue Service rules, MICC and its subsidiaries, including the Company, were excluded from MetLife's life/non-life consolidated federal tax return for the five years subsequent to MetLife's July 2005 acquisition of MICC.

Effective January 1, 2011, the Company joined the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries and began to participate in a tax sharing agreement with MetLife. As a result, the Company's income and deductions are included in the consolidated return and any computed federal taxes payable or receivable are due to or from MetLife. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand-alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

3. RELATED PARTY TRANSACTIONS

The Company earns commissions from MetLife related to the sale of certain MetLife insurance products.

The Company also receives payments from affiliates to support the marketing of MetLife insurance products.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs. In addition, the Company is allocated costs related to information systems.

MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife. Due to affiliates represents amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2012, the Company had net capital of $37,625,252 which was $37,375,252 in excess of the requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

5. EMPLOYEE BENEFIT PLANS AND STOCK BASED COMPENSATION

MetLife sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. MetLife matches employee contributions to its defined contribution plan. Certain employees receive stock-based compensation related to the common stock of MetLife, Inc.

6. INCOME TAXES

The federal and state deferred tax assets primarily relate to contingency reserves, deferred compensation and net operating loss carryforwards. A federal deferred tax asset valuation allowance of $20,923,900 was established during the year ended December 31, 2012. A 100% state deferred tax asset valuation allowance of $3,293,070 has been established at December 31, 2012, representing a $878,999 increase for the year ended December 31, 2012.

As of December 31, 2012, the Company had federal net operating loss carryforwards of $59,782,574 which begin to expire in 2025 and state net operating loss carryforwards of $32,509,579 which continue to expire in 2013.

The federal and state tax returns for tax years 2005 through 2011 are still subject to examination.

7. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of litigation matters. In some of the matters, very large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain with any degree of certainty. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2012. While the potential future charges could be material in the particular annual period in which they are recorded, based on information currently known to management, management does not believe any such charges are likely to have a material effect on the Company's financial position.

A former Company representative was alleged to have misappropriated funds from 40 customers. The Illinois Securities Division, the U.S. Postal Inspector, the Internal Revenue Service, FINRA, and the U.S. Attorney's Office conducted inquiries. The Company also conducted an internal investigation. The Company made remediation to all the affected customers. The Illinois Securities Division issued a Statement of Violations to the Company, and the Company conducted discussions with the Division. The former representative was sentenced on February 17, 2012 to 17.5 years in prison and ordered to pay restitution. One customer has filed a FINRA arbitration against the Company, and another customer has filed a complaint in state court in Illinois.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's statement of financial condition have arisen in the course of the Company's business. Further, regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to previously, very large and/or indeterminate amounts are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows.

8. SECURED DEMAND NOTE

The Company is a party to a Secured Demand Note Collateral Agreement ("SDN") with MICC pursuant to which MICC transferred securities to the Company to collateralize MICC's obligation to lend $33 million to the Company. The SDN bears interest at 0.5% per annum and is scheduled to mature on February 28, 2013.

At December 31, 2012 the collateral consisted of U.S. Government securities with a fair value approximating $40.5 million. The Company has not exercised its right to sell or repledge the collateral.

The SDN provides the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1, subject to the rule's "Debt-Equity Ratio" requirements which limits to 90 days the period of time that the percentage of regulatory capital which a broker-dealer obtains through the use of certain SDNs can exceed 70%. The Company's Debt-Equity Ratio first exceeded 70% at December 31, 2012 as a result of the recording of federal deferred tax asset valuation allowance, but concurrent with the February 28, 2013 maturity of the SDN, will decline below the 70% threshold. At December 31, 2012, the Company's Debt-Equity Ratio was 77%.

The corresponding liability "Note payable under subordinated secured demand note collateral agreement" is subordinate to the claims of the general creditors. To the extent that the subordinated borrowing is required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, it may not be repaid.

The Company expects that two new SDNs, each for $9 million, will be executed and approved by FINRA effective as of the maturity date of the existing SDN. The two new SDNs are expected to have maturity dates of April 30, 2014 and April 30, 2015.

9. DEFERRED COMPENSATION PLAN PAYABLE TO REPRESENTATIVES

The Company sponsored a nonqualified deferred compensation plan for its registered representatives (the "Plan") and maintains a "Rabbi Trust" in connection with such Plan. The Plan provided registered representatives with the ability to defer compensation to a retirement date on a tax-advantaged basis.

The administrator of the Plan maintains an account for each Plan participant. Such participant accounts are credited daily with gains and losses reflecting the performance and market value of various mutual funds as selected by individual registered representatives. Both the assets of the Rabbi Trust and the liabilities to the Plan participants are consolidated by the Company.

The obligation of the Company to pay all benefits under the Plan is fully guaranteed by MICC. The Company does not make any contributions to the Plan. Effective January 1, 2005, no further compensation deferrals were permitted.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing broker provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2012, the Company has recorded no liabilities with respect to these obligations.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold, but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

11. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through the date the December 31, 2012 statement of financial condition of the Company were issued.

* * * * *

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 E. Kennedy Blvd.
Tampa, FL 33602-5827
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

February 28, 2013

Tower Square Securities, Inc.
1095 Avenue of the Americas
New York, NY 10036

In planning and performing our audit of the financial statements of Tower Square Securities, Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements and included an other matter paragraph regarding related party transactions), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP